FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update SEPTEMBER 16, 2005

Shareholders √
Bankruptcy Court √
Merger Approved! Day One Set for Sept. 27



Bankruptcy Court Approves POR

On Friday, US Airways announced that Judge Stephen S. Mitchell of the U.S. Bankruptcy Court for the Eastern District of Virginia confirmed their Plan of Reorganization (POR), marking the final approval needed for US Airways to move forward with its merger with America West. The decision will be followed by a Court-imposed 10-day period in which objections can be filed. Following that timeframe, the merger will be complete.

President and CEO Doug Parker said, "The Court's approval reflects the tremendous amount of work that US Airways has put into restructuring its business and speaks to the efforts of its employees who have worked hard to save their airline."

He continued, "Although we are technically not closed until September 27 to allow for a 10-day grace period, the transactional work related to our merger is coming to a close and now the heavy lifting begins. Implementing our two cultures, working together towards one operating certificate, and ultimately building a great airline that our employees can be proud of and that our customers want to fly is our goal. We are grateful for the trust our new investors have placed in us and we do not take our responsibility to them lightly. In short, we will succeed because of the outstanding people of the new US Airways."



A Shareholder asks Doug a question.

AWA Shareholders Vote Yes

Prior to the Bankruptcy Court's ruling, America West stockholders had the chance to be heard during a special shareholders meeting on Sept. 13.

Close to 96 percent of the total voting shares cast ballots in favor of the merger.

"The result of the vote is a ringing endorsement of what we believe is a business plan that makes sense and provides security for all of our employees and our customers," said CEO Doug Parker.

Stockholders holding voting rights of Class B America West stock voted in favor of the merger (85.2 percent voted for the merger, 4.4 percent voted against and 10.4 percent abstained), while the Texas Pacific Group, the only stockholder holding voting rights of Class A stock, voted in favor of the merger.

TABLE OF CONTENTS

Gaining Altitude . . . . Page 2
Day 1: PAX Perspective. . . Page 3
Recent FAQs. . . . . Page 4
Football Predictions. . . . . . Page 5
Notable Quotes. . . . . Page 5

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

September 16, 2005 An America West Employee Publication Plane Deal Issue Eighteen

P L A N E D E A L Amid a busy week of shareholder votes and bankruptcy hearings, progress remained on track for the teams charged with developing a smooth transition and making key decisions for the merged airline. In areas ranging from marketing to facilities to financial reporting, dedicated teams remain hard at work creating policies and procedures, and readying for a combined operation. In this section, we’ll continue to list tasks as they’re completed. This week was a particularly busy one for the customer service team, who’s readying to combine stations as soon as Sept. 21 (Las Vegas, here we come!), so much of the feature focuses on their team. As you’ll see, these teams aren’t working alone – often they enlist the help of other departments. Cargo · Director Ron Cook is onboard the new company, reporting to Randy Richards. For a list of new director and senior director level employees who have been named to the new company, visit www. awaCompass.com and click on the Management Team link under the Merger News section. Customer Service · Met with AWA customer service division managers for two days in Phoenix. · Developed Baggage Service Office (BSO) policies for combined company. Customer Service (working with Culture) · Creating plan for people integration in cross-over cities, focusing on the people and culture, rather then the operation. Customer Service (working with Facilities) · Determined “Phase Two” cities, which will consolidate between Oct. 15 and Dec. 15. · ATL, BWI, CLE, CMH, DCA, DEN, DTW, EWR, IAD, IND, MIA, MKE, RDU, SAN, SEA, SFO Customer Service (working with Marketing) · Developed and distributed directional signage for 38 cross-over stations. · Completed messaging to cross-over cities’ taxi companies, hotels, rental car companies, etc., to notify them when a change in location occurs, either for US Airways or America West. Customer Service (working with Training) · Completed training video, starring Doug Parker, and developed training plan for station trainers and all US and AWA passenger service employees. · Scheduled “train the trainer” session for Sept. 20, which will result in a two-hour training module to be taught system-wide. · US Airways employees are currently in QIK training in CLT, PHX, and PHL. VP of Customer Service Anthony Mulé said, “I had the pleasure of attending US Airways’ training classes and was impressed by the employees commitment and focus as they learn this new reservations system and prepare to integrate our groups.” · Developed quick reference guide for new company customer service and BSO policies. Facilities · Storage, storage, storage. Next to “people,” storage is another important consideration in combining two airline’s facilities. Think aircraft records, financial papers, not to mention memorabilia from a combined 80-plus years of collecting. The facilities team is currently identifying storage locations. Safety & Regulatory Compliance · Ten director and senior director level employees were named to the safety and regulatory compliance team. Their names and titles are now available on awaCompass in the Merger section, under Leadership. SLC won the Pride Cup for the first time in second quarter. Congratulations! Other winners included PHX, SJC, OAK, OMA, BDL and ZIH. For more winning station photos and information on Pride Cup, visit www.awaCompass.com (CELEBRATIONS>>Applause >>Pride up).

PLANE DEAL

Day One: From the Customer's View

References to "Day One" have flown around as much as our planes lately, as the media, employees, and the traveling public gear up for the first day that America West and US Airways will operate as one airline. As employees know, "Day One" won't represent a dramatic and automatic change; rather it will be the first day in a long transition.


PARDON
our dust
We're building a winning airline together

Still, customers will continue to fly us and they'll wonder how Day One impacts them. In fact, the customer experience should be relatively seamless. As Doug Parker said in a recent training video, "Change can create a sense of uncertainty for customers – from the most travel savvy to the once-a-year traveler – because most passengers don't know what to expect when their airline is in the midst of a merger." That means it's up to America West and US Airways employees to provide them with a good experience, starting long before they arrive at the airport.

In addition to marketing messages, the media team is working to get the "Day One" message out to travelers through simple FAQs. Check back next week for a full rundown of the questions, which will also appear in publications nationwide throughout the week.

Is there still a chance that passengers will show up at the airport without a clue as to what's going on? Absolutely. For that reason, as Doug's message continued, "Customer contact employees remain the most important link. You'll be face-to-face with passengers needing direction. Even though you may not know all the answers, my message to you – and my goal for our customer service team – is to help every customer, whether you're able to complete their transaction, answer their questions, or simply direct them to someone who can."

QuirkyQuestion

Moments before a live interview and while standing next to a six foot model of the new US Airways livery, a television reporter asked a member of media relations, "So, tell me again what the airline is going to be called after the merger?"


US AIRWAYS

AWA COMMEMORATION EVENT (The Journey Continues)
Tuesday, Sept. 20, 10 a.m. to 8 p.m.
CHQ, 111 W. Rio Salado Parkway, Tempe
Visit www.awaCompass.com for more details

PLANE DEAL 3

P L A N E D E A L F A Q s F r o m Y O U The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions: Q: Do you have an update on the non-rev travel benefits for the new company? A: A dedicated team continues to work on the pass policy and we hope to announce the plan close to Day One. Knowing that the pass policy is of the utmost importance to employees, the team has worked with the goal of creating a plan that’s fair to both groups of employees. The plan will be announced as soon as possible. Q: Why was the past HP livery not represented in the five-city tour? Why are we not using the original America West color scheme in connection with the theme airplanes that were recently introduced? A: The thought behind using the current paint scheme for the throwback plane was that it is a nice tribute to the paint scheme that represents the look of America West at the time of the merger and it preserves the look of America West as the public last knew it. Still, there’s a possibility that more than one aircraft will be dedicated to each former airline’s retro look, in which case, we may add the original AWA paint scheme. Q: I work for a non-unionized work group at AWA. The same group at US Airways is unionized. How will the integration process work for us? A: In the case where one airline’s group is not unionized, and the other airline’s corresponding group is, the National Mediation Board (NMB) gets involved to determine whether or not the non-represented group would be accreted into the unionized group. This will be handled on a case-by-case basis, so at this point, we don’t know specifics for our America West employees who believe themselves to be in this situation. When we have more definitive answers regarding integration for union and non-union work groups, we will provide an update. Q: What will happen to the AWA 401(k) and the vesting schedule? A: Initially, the 401(k) plan and vesting schedule will remain as is, because a new program has not been announced for the combined company. Any changes will be announced not only by the company, but also by Fidelity, our 401(k) provider. Q: Are you going to issue new badges to everyone? Why can’t I keep my AWA badge? A: Our goal is to eventually issue new badges to all employees of the new US Airways; however it is not a Day One initiative. A timeline for changing badges hasn’t been established yet, but when a process is put in place we’ll communicate it to all employees. In regards to keeping your AWA badge, it’s not allowed because the FAA requires any airline-issued identification badge (that is no longer valid) be returned to the issuing airline. So, although we don’t yet have a badging plan in place yet, in order to get a new US Airways badge, you’ll probably have to turn in your current badge. A dedicated team continues to work on the pass policy and we hope to announce the plan close to Day One. Q: What about putting the AWA logo on the new badges? All employees could have their own airline logo on the badge along with the US Airways name. A: These are the kinds of ideas that generated the concept for the Heritage logo, because we all take a tremendous amount of pride in our original companies. As it relates to badging, adding a logo may create too much complexity, plus it would leave employees who were not from one of the four carriers (including future new hires) without a special symbol. Still, we’ll keep the suggestion in mind as we move forward with the badging process. Q: In 1996 when HP was in financial trouble, I purchased a lifetime membership to the airport clubs. Will this membership be accepted in the US Airways Clubs when the merger is completed? A: Yes the lifetime membership to the clubs will continue to be honored. Q: I have seen many comments about the placement of the Heritage logo on only one side of aircraft. Wouldn’t it be more appropriate, and more noticeable, if the logo were placed on the winglets a la the AWA logo? A: The thought behind having the logo only on the passenger door side is that side is the most visible area for something of that size on the aircraft. It’s meant to be seen by employees and customers alike. It’s a fairly complicated logo to have to paint on each plane and so we chose to reduce the time and money, no matter how small, and keep it in the one location only. Photos from a recent Pilot Lunch with Doug.

P L A N E D E A L GAME OF THE WEEK Each week, we’ll follow an NFL game starring America West and US Airways cities, while getting to know a little bit about the stations. Minnesota Vikings (MSP) at Cincinnati Bengals (CVG) Sunday, Sept. 18 at 1:00 PM EDT PREDICTIONS MSP — HP Station 54 employees 8 daily flights (5 to PHX, 3 to LAS) Predictions: MSP 31 — CVG 21, Gary Vanderwater, Team Lead-Fleet Service MSP 24 — CVG 17, Vel Evans, Fleet Service MSP 28 — CVG 14, Jeff Egley, Fleet Service MSP 24 — CVG 17, Tyrone Mooney, CSR MSP 28 — CVG 17, Nick Kodesh, Fleet Service MSP — US Station 20 employees 8 daily flights (3 to CLT, 5 to PHL) Predictions: MSP 21 — CVG 7, Steve Folta, Customer Service Agent MSP 7 — CVG 0, Sara Odell, Customer Service Agent MSP 10 — CVG 7, Aliss Pan, Customer Service Agent MSP 28 — CVG 14, Raul Reyes, Customer Service Agent MSP 14 — CVG 10, Marty Casperson, Customer Service Supervisor CVG — US Express Station (Operated by PSA) 24 employees 9 daily flights (5 to CLT, 4 to PHL) Predictions: CVG 24 — MSP 14, Tim Ryan, Ramp Agent CVG 27 — MSP 24, Reed Sparks, Ramp Agent CVG 14 - MSP 3, Holly Raines, Supervisor CVG 27 — MSP 10, Pam Powell, Station Manager CVG 24 — MSP 17, Chris Feldman, Ramp Agent NotableQuotes “I was wrong,” Trippler now admits. “I wrote them off. But this is why they are the most determined group of survivors I have ever seen....This airline deserves to succeed because they fought back.” - Terry Trippler, airline analyst, nine months after being quoted as saying “stick a fork in them [US Airways], folks. They’re done.” “On day one, we won’t have a completely seamless process across the board. It may take a few weeks, ” Kirby said. “But we ask our passengers to bear with us.” - Scott Kirby, Executive Vice President, Sales and Marketing Following is legal language, which we’re required to print on each internal and external publication related to the merger. FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued mil itary presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/e dgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/ed gar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. P L A N E D E A L SEPTEMBER 16, 2005 ISSUE EIGHTEEN Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Editor: Peggy Sailer Contact: (480) 693-3770 merger@americawest.com

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US

Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.